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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

        NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH
           65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT
                TO SECTION 54(a) OF THE INVESTMENT COMPANY ACT


      The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of
Section 54(a) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), to be subject to the provisions of Sections 55 through 65 of the Investment Company Act and, in connection with such notification of election, submits the following information:

Name: The Oxbow Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code): c/o C.J.M. Planning Corp. 223 Wanaque Ave., Pompton Lakes, New Jersey 07442

Telephone Number (Including Area Code): (973) 831-8020

Name and address of agent for service of process: S. Charles Musumeci, Jr., 223 Wanaque Ave., Pompton Lakes, New Jersey 07442

Copy to: Peter S. Twombly, Esq. McCarter & English, LLP, 100 Mulberry Street, Newark, New Jersey 07102


|X| The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: March 14, 2000

| | The Company is relying on Rule 12g-2 under the Securities Exchange Act of 1934, as amended, in lieu of filing a registration statement for a class of equity securities under that Act.

            The file number of the registration as an investment company pursuant to Section 8(a) of the Investment Company Act, if any, of the
Company: 811-09695

            The file number of the registration as an investment company pursuant to Section 8(a) of the Investment Company Act, if any, of any subsidiary of the Company:
                                 Not Applicable


            The undersigned company certifies that it is a closed-end company organized under the laws of New Jersey and with its principal place of business in New Jersey; that it will be operated for the purpose of making investments in securities described in Sections 55(a)(1) through (3) of the Investment Company Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Investment Company Act.

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                                   SIGNATURES


         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be signed on its behalf, in the City of Pompton Lakes, State of New Jersey, this 14th day of March, 2000.

                                    By:  /s/ S. Charles Musumeci, Jr.
                                       ------------------------------
                                         S. Charles Musumeci, Jr.
                                         President


ATTEST:



   /s/ Joseph C. Musumeci
----------------------------------
Name:  Joseph C. Musumeci
Title: Executive Vice President